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                                                               EXHIBIT (a)(5)(D)

                                            120 West Hyde Park Place, Suite 150
                                            Tampa, FL 33606
                                            (Nasdaq: KFRC)

AT THE COMPANY

Michael Blackman
Vice President - Investor Relations (813) 251-1700
William Sanders
Senior Vice President/Chief Financial Officer
(813) 251-1700

             kforce.com ANNOUNCES FINAL RESULTS OF SELF-TENDER OFFER

         Tampa, FL (December 12, 2000) - kforce.com, Inc. (Nasdaq - KFRC), a full-service, web-based specialty staffing firm providing flexible and permanent hiring solutions, today announced the final results of its self-tender offer, which expired on December 5, 2000. Consistent with the preliminary results announced December 6, 2000, kforce will purchase 10,000,000 shares of its common stock at $5.50 per share. The final results represent proration at approximately 76.28% of those shares tendered at or below the final purchase price. The 10,000,000 shares being purchased represent approximately 23.72% of kforce's 42,155,869 shares outstanding on December 5, 2000. The aggregate purchase price being paid will be approximately $55.0 million.

         David L. Dunkel, Chief Executive Officer, stated "the completion of our self-tender offer allowed kforce to acquire shares at a price we believe to be attractive, while offering all shareholders the opportunity for greater liquidity. This share repurchase will provide our continuing shareholders with a greater share in kforce's future. Going forward, we will continue to allocate our capital in a manner that we believe will create value for our shareholders. It is possible that kforce may repurchase additional shares from time to time. Under current financing arrangements and Board authorization, we may repurchase up to an additional $17.3 million of common stock."

         The Dealer Manager for the tender offer is Banc of America Securities LLC and the information agent is D.F. King & Co., Inc.

         kforce.com (NASDAQ:KFRC) is a full-service, web-enabled specialty staffing firm providing flexible and permanent staffing solutions for organizations and career management for individuals in the specialty skill areas of information technology, finance & accounting, human resources, engineering, pharmaceutical, health care, legal, scientific, e-business consulting and insurance and investments. Backed by nearly 2,000 recruiting specialists, kforce operates in more than 40 markets in North America. For more informantion, please visit our web site at www.korce.com.